FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2020 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2020 Earnings presentation

27 October 2020 9M’20 Earnings Presentation All. Together. Now.

Important information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2020 Financial Report, published as Inside Information on 27 October 2020. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. 2

Important information Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy. 3

Index 1 2 3 4 Group Business Key Appendix performance areas review takeaways 4

Highlights

Growth	**Signs of recovery in activity in some markets and segments** (mortgage and consumer new business lending increasing from minimums in April to pre-COVID levels in September; SMEs and corporates continued towards pre-COVID levels) **Stock continued to grow YoY:** +5% in loans, +9% in deposits **Digital adoption accelerating even faster:** 44% of sales through our digital channels in 9M (vs. 36% in 2019), more than 41 million digital customers (+14% YoY) of which more than 34 million use mobile banking (+21% YoY)
Profitability	**Q3'20 underlying attributable profit of EUR 1,750 mn** (+18% QoQ), driven by **strong revenue growth** (+7%), cost control and **lower LLPs. All regions** delivered a **strong quarter** **9M'20 underlying attributable profit of EUR 3,658 mn. Net operating income grew by 3%** YoY driven by resilient revenue and cost efficiencies ahead of schedule
Strength	EUR 75 bn (66%) of Santander's total loans under moratoria already expired, with just 2% in stage 3 **New cost of credit guidance of c.1.3% for FY2020** compared with the previous 1.4-1.5% guidance **CET1 reached 12%[1] (+14 bps vs. Q2'20)** due to 40 bps of **organic generation** and reflects 13 bps of **dividend[2] accrual in Q3** The board has proposed to the AGM (27 October) a fully-paid capital increase to distribute new shares equivalent to EUR 0.10 per share, as well as a **EUR 0.10** per share to be paid in cash to shareholders in 2021[2]

Improved quarterly trends in business activity and results despite ongoing uncertainties

Santander

Note: Changes in constant euros
(1) Data applying the IFRS 9 transitional arrangements
(2) Subject to regulatory approvals and guidance

5

Resilient 9M net operating income (ex-FX), with strong earnings recovery in Q3 … % change Underlying attributable profit Constant Constant EUR mn EUR mn 9M'20 9M'19 Euros Euros +18% Net interest income 23,975 26,442 -9 0 vs.Q2’20 1,829 1,915 1,865 1,836 Net fee income 7,559 8,818 -14 -5 1,709 1,553 Customer revenue 31,534 35,260 -11 -1 Trading and other income 2,071 1,642 26 28 Total income 33,605 36,902 -9 0 269 Operating expenses -15,726 -17,309 -9 -2 Net operating income 17,879 19,593 -9 3 Q1'19 Q2 Q3 Q4 Q1'20 Q2 Q3 Loan-loss provisions -9,562 -6,748 42 58 Other results -1,301 -1,422 -9 0 +14% Underlying PBT 7,016 11,423 -39 -30 Underlying attributable profit (EUR mn) vs.Q2’20 Underlying attributable profit 3,658 6,180 -41 -33 1,948 2,097 2,135 2,072 377 1,531 1,750 Net capital gains and provisions1 -12,706 -2,448 419 411 Attributable profit -9,048 3,732 —— (1) Details on page 36 of the appendix. 6

… supported by 7% growth in revenue, controlled costs and lower LLPs … QoQ evolution in core P&L lines Net operating income Constant EUR mn Constant EUR mn +4% +4% Net interest 8,093 8,112 8,173 vs.Q3’19 7,799 8,053 7,978 7,823 income +9% +11% 2,606 2,623 2,711 2,711 2,684 vs.Q2’20 2,332 2,542 Net fee income 6,345 6,087 5,998 +3% 5,775 5,818 5,413 5,585 5,286 5,368 5,315 5,127 5,284 5,580 5,716 Costs -14% 3,694 3,159 2,709 2,229 2,353 1,928 1,899 LLPs Q1'19 Q2 Q3 Q4 Q1'20 Q2 Q3 Q1'19 Q2 Q3 Q4 Q1'20 Q2 Q3 7

… with all the regions delivering a strong performance Europe North America South America P&L % Q2'20% Q3'19 P&L % Q2'20% Q3'19 P&L % Q2'20% Q3'19 NII 6.2 1.3 NII 4.2 1.0 NII 2.6 2.0 Net fee income 6.0 -10.9 Net fee income 5.5 1.3 Net fee income 14.8 -5.2 Operating expenses 1.1 -6.0 Operating expenses 2.7 -5.0 Operating expenses 4.6 3.6 Net operating income 27.4 2.1 Net operating income 4.0 1.2 Net operating income -0.3 2.6 LLPs 9.3 95.7 LLPs -25.9 -15.3 LLPs -21.8 20.9 Underlying att. profit 49.7 -26.1 Underlying att. profit 34.1 28.0 Underlying att. profit 15.1 -2.5 Note: changes in constant euros 8

Strong quarterly organic capital generation. Continuing dividend accrual CET1 ratio quarterly evolution +0.40 +0.10 11.98 -0.13 11.84 Group CET1 -0.15 -0.08 at c.12%, already at the top of our 11%-12% target Jun-20 Organic Dividend Regulatory & One-offs & Markets & Sep-20 generation accrual Models corp others (1) transactions (2) (1) Accrual for payment to shareholders of EUR 0.10 per share, to be made in 2021 with a charge to share premium reserves, subject to the approval of the general shareholders’ meeting (27 October), in compliance with certain conditions, regulatory approvals and guidance. 9 (2) Includes: +8 bps SC USA share buyback, +4 bps Puerto Rico disposal, -3 bps Sixt acquisition Data applying the IFRS 9 transitional arrangements

Recovery of KPIs in Q3 Efficiency ratio Underlying RoTE1 TNAV per share EUR 11.8% 4.36 47.0% 47.3% 46.8% 4.00 3.98 7.1% 5.4% 2019 H1'20 9M'20 2019 H1'20 9M'20 Dec-19 Jun-20 Sep-20 (1) Statutory RoTE 2019 11.4%, H1’20 1.7% and 9M’20 3.3%. Notes: The averages for the 9M RoTE denominators are calculated on the basis of 10 months from December to September. For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the statutory RoTE is the annualised underlying attributable profit 10 (excluding non-recurring results), to which are added non-recurring results without annualising them.

Group Performance Group business activity 11

New lending in Q3 similar pre-COVID levels Average daily new lending1 Constant EUR mn 1,698 1,607 ▪ Strong recovery in mortgage lending, 1,383 1,422 1,267 particularly in the UK 1,173 1,134 1,159 ▪ New consumer lending in line with pre- COVID levels ▪ SME & Corporate new lending more normalised, following sharp increases in the early stages of the crisis Feb Mar Apr May Jun Jul Aug Sep Government backed schemes (1) Contracts which have been paid in the reporting period which are reflected in stock of loans (Gross loans and advances to customers excluding reverse repos). 12

Rebound in mortgage and consumer lending volumes New Mortgage lending1 New Consumer lending1 (daily average, constant EUR mn) (daily average, constant EUR mn) 343 339 331 333 320 222 232 296 306 208 47 267 44 50 44 194 202 23 42 20 49 51 15 15 17 17 15 161 15 71 96 88 96 15 12 80 88 13 75 107 111 114 12 14 14 85 187 11 12 175 176 191 164 213 194 205 189 199 135 172 148 86 88 103 Feb Mar Apr May Jun Jul Aug Sep Feb Mar Apr May Jun Jul Aug Sep Europe N. America S. America Note: Geographic regions are calculated as the sum of the largest markets 13 (1) Contracts which have been paid in the reporting period which are reflected in stock of loans

SME and corporate lending, which was supported by government guarantees, continue towards pre-crisis levels New SME and Corporates lending1 CIB change stock of loans (daily average, constant EUR mn) (L&A to customers excluding reverse repos, constant EUR billion) 1,052 984 +18.4 113 103 -2.8 511 -5.5 20 482 628 15 553 527 19 21 440 229 155 189 137 369 347 191 163 132 69 21 73 170 148 71 71 90 154 68 61 47 129 278 62 55 206 266 221 195 168 109 118 Feb Mar Apr May Jun Jul Aug Sep 29-Feb ∆ Mar ∆ Q2 ∆ Q3 30-Sep Europe N. America S. America Gov. backed Note: Geographic regions are calculated as the sum of the largest markets 14 (1) Contracts which have been paid in the reporting period which are reflected in stock of loans

Digital sales represented 44% of total in 9M. Increasing digital adoption (mobile customers +5.9 mn YoY)

41.4 mn (+14% YoY)
Digital customers[1]

Steady growth in digital customers: +4.5 mn in 9M'20 vs. +4.2 mn in 9M'19

Strong engagement and digital sales:

44% in 9M'20
(36% in 2019)
Digital sales[2] as % of total sales

+27% YoY
 # Accesses[3]
(online & mobile)

+25% YoY
 # Transactions[4]
(monetary & voluntary)

Digital customers:

- Mexico: 4.7 mn
- Spain: 5.1 mn
- UK: 6.2 mn
- Brazil: 15.2 mn

Strong mobile customer growth:

34.1 mn (+21% YoY)
Mobile customers

+5.9 mn YoY
+4.8 mn YTD

Santander

(1) Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days
(2) Percentage of new contracts executed through digital channels during the period
(3) Private accesses. Logins of bank's customers on Santander internet banking or apps. ATM accesses by mobile are not included
(4) Customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included

15

Group Performance Group P&L details 16

Strong quarterly recovery of NII and fees...

NII evolution

Constant EUR mn



23,945
+1,507
-904
-420
-154
23,975
+3%
vs. 9M'19
9M'19
Volumes
Rates
Regulatory impacts
Liquidity buffer
9M'20

Net fee income - breakdown by global business

As % of total Group[1]



15%
31%
54%

	9M'20 vs. 9M'19	Q3'20 vs. Q2'20
Retail Banking	-11%	+18%
WM&I	+1%	+4%
SCIB	+12%	-8%
Total Group	**-5%**	**+9%**

NII from recurring business increased 3% YoY from higher lending and deposits volumes

- Negative regulatory impacts (Brazil and Poland) and increased liquidity buffers
- Q3 NII recovery in almost all the geographies

Recovery across products in Q3

- **PoS and Card turnover** (+60% and +45% vs Apr-20; +13% and +8% vs Sep-19)
- **SAM AuM** (+2% vs. Sep-19), **Private Banking fees** (+9% vs. 9M'19)
- **SCIB** YoY increase (GDF[2], Global Markets). Strong Q3, compared with an extraordinary high Q2

(1) WM&I considering the total fee generated by insurance and asset management, including those transferred to the commercial network (Retail Banking)
(2) Global Debt Financing

Santander 17

… and cost efficiencies well ahead of schedule YoY change Nominal costs Costs adjusted for inflation Accelerating -10% cost reduction -4% Europe -5.9% -6.6% -6% in most markets -10% -6% North -6% Achieved c. EUR 500 mn in -2.3% -4.3% America 0% efficiencies in Europe in 9M’20 (above the FY2020 target) South -1% 1 1.9% -1.3% America -2% Group -2.1% -5.1% Note: Percentage change year-on-year in constant euros 18 (1) Excluding Argentina due to high inflation. Including it, South America: +4.5% nominal costs and -4.1% costs in real terms

Expected cost of credit for FY2020 improved to c.1.3% vs 1.4-1.5% previously Loan-loss provisions Credit quality ratios Constant EUR bn Sep-19 Jun-20 Sep-20 2 2 Cost of credit1 1.00% 1.26% 1.27% 2.7 9.6 +58% YoY 3.2 NPL ratio 3.47% 3.26% 3.15% 3.7 Coverage ratio 67% 72% 76% Q1'20 Q2'20 Q3'20 9M'20 Note: Exposure and coverage ratio by stage in appendix, page 64 (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months 19 (2) Considering annualised YTD provisions, cost of credit would be: 1.46% in H1’20 and 1.33% in 9M’20

66% of loans subject to moratoria have expired, with 2% in Stage 3 Expired Total Expired as % EUR bn, 30-Sep-20 moratoria % loan booko/w: expired of Total % Stage 1% Stage 2% Stage 3 Total Group 114 13% 75 66%82%16%2% Mortgages 69 23% 45 65%86%13%2% Consumer 21 9% 18 84%79%17%4% SMEs & Corporates 24 7% 12 51%74%25%1% Europe 73 11% 47 65% 84% 14% 2% North America 23 19% 18 80% 76% 21% 3% South America 18 16% 9 51% 87% 11% 2% Note: Data aligned with EBA disclosure template 20

Over 60% of the active loans under moratoria are mortgages Distribution of loans subject to moratoria Main units Active moratoria as of 30 September 20, EUR bn Active moratoria as of 30 September 20, EUR bn Mortgages 17 6 0 24 72% 9 79% 7 Consumer 2 1 3 93% 6 SMEs & 89% 8 6 2 3 Corporates 12 Secured Unsecured ▪ UK, Portugal, Spain and Chile represent Total 26 9 5 39 77% of active moratoria and 82% is secured Europe South America North America 21 Note: Data aligned with EBA disclosure template

Index 1 2 3 4 Group Business Key Appendix performance areas review takeaways 22

Our geographical and business diversification continues to add value Customer Customer Net operating Underlying Contribution to Group’s loans funds income att. profit Underlying profit 9M’20 (vs. 9M’19) (EUR bn) (EUR bn) (EUR mn) (EUR mn) 648 682 6,927 2,022 39% Europe +3% +4% -6% -44% North 123 117 4,882 1,061 20% America +6% +15% +1% -12% South 114 146 7,333 2,119 41% America +17% +21% +6% -10% Global businesses 113 105 2,584 1,493 SCIB +12% +23% +38% +30% Enhancing our local scale with 16 150 888 622 global reach WM&I +5% +5% +4% 0% YoY changes in constant euros 23 Underlying profit contribution excludes Corporate Centre (EUR -1,455 mn) and Santander Global Platform. South America’s weight includes Uruguay & Andean Region (EUR 153 mn)

Europe Spain main markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 33 +2 pp NII 1,034 11.1 2,890 -3.2 Net fee income 562 5.1 1,740 -6.5 Digital customers (mn) 5.1 +10% Total income 1,800 15.3 5,150 -9.6 NPL ratio (%) 5.98 -125 bps Operating expenses -893 -0.4 -2,734 -10.2 Cost of credit (%) 0.80 +39 bps Net operating income 907 36.4 2,417 -8.9 LLPs -449 43.6 -1,390 104.4 Efficiency ratio (%) 53.1 -36 bps PBT 346 45.8 696 -57.0 RoTE (%) 4.2 -6.4 pp Underlying att. profit 246 53.1 497 -58.1 (*) EUR mn VOLUMES1 Customer loans Customer deposits (EUR bn) (EUR bn) Q3 recovery boosted by NII and fee income 245 248 250 194 191 192 204 199 240 235 9M earnings impacted mainly by lower non-customer revenue and higher LLPs partially offset by strong cost reduction (-10%) No signs of asset quality deterioration. Reinforced provisions coverage Note: Underlying RoTE 24 (1) Customer loans excluding reverse repos. Customer deposits excluding repos

Europe SCF SCF main markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 NII 945 -0.8 2,871 1.1 Active customers (mn) 18.1 -6% Net fee income 205 29.1 551 -11.8 NPL ratio (%) 2.50 +25 bps Total income 1,196 8.7 3,462 -0.3 Cost of credit (%) 0.84 +46 bps Operating expenses -483 2.6 -1,467 -3.4 Net operating income 712 13.2 1,995 2.1 Efficiency ratio (%) 42.4 -131 bps LLPs -211 14.4 -712 120.4 RoTE (%) 11.8 -3.7 pp PBT 489 4.5 1,337 -20.6 Underlying att. profit 284 9.6 761 -22.1 (*) EUR mn and % change in constant euros VOLUMES1 Customer loans Customer deposits (EUR bn) (EUR bn) Most markets showed strong signs of business recovery in the quarter 99 103 103 102 101 37 39 38 38 39 This greater activity is reflected profit growth in Q3, particularly in fee income 9M profit decreased YoY due to higher COVID related provisions. Net operating income up YoY driven by strong NII and cost savings Note: Underlying RoTE 25 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

Europe UK main markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 31 - NII 976 14.1 2,745 -2.7 Net fee income 117 23.2 407 -36.3 Digital customers (mn) 6.2 +7% Total income 1,117 16.0 3,193 -8.8 NPL ratio (%) 1.30 +22 bps Operating expenses -646 0.5 -2,016 -4.9 Cost of credit (%) 0.27 +19 bps Net operating income 471 47.6 1,178 -14.8 LLPs -189 -18.9 -619 295.4 Efficiency ratio (%) 63.1 +257 bps PBT 246 208.9 444 -59.9 RoTE (%) 3.1 -4.4 pp Underlying att. profit 179 229.5 318 -61.5 (*) EUR mn and % change in constant euros VOLUMES1 Customer loans Customer deposits (EUR bn) (EUR bn) Volume growth boosted by mortgages and corporates 238 238 238 209 230 234 206 196 197 199 Strong Q3 revenue growth in addition to flat costs and lower LLPs Profit down YoY mainly due to COVID-related provisions and regulatory changes (overdrafts), partially offset by lower costs Note: Underlying RoTE 26 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

South America Brazil main market KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 22 +1 pp NII 1,756 3.2 5,840 0.0 Net fee income 664 13.3 2,148 -1.8 Digital customers (mn) 15.2 +13% Total income 2,534 2.2 8,322 3.5 NPL ratio (%) 4.64 -69 bps Operating expenses -805 2.9 -2,644 1.5 Cost of credit (%) 4.58 +73 bps Net operating income 1,729 1.8 5,677 4.4 LLPs -569 -24.8 -2,478 43.9 Efficiency ratio (%) 31.8 -61 bps PBT 1,092 22.5 2,973 -10.7 RoTE (%) 18.4 -3.3 pp Underlying att. profit 550 21.2 1,545 -11.3 (*) EUR mn and % change in constant euros VOLUMES1 Customer loans Customer deposits Double-digit YoY volume growth, with controlled credit quality (EUR bn) (EUR bn) Strong Q3 profit recovery boosted by higher productivity and 60 60 63 55 59 53 55 40 42 47 lower LLPs 9M net operating income growth driven by total income and efficiency improvement, reaching 31.8% RoTE remained high at 18% Note: Underlying RoTE 27 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

USA

North America

KEY DATA	9M'20	% 9M'19
Loyal / active customers (%)	22	+4 pp
Digital customers (k)[1]	997	+5%
NPL ratio (%)	1.85	-33 bps
Cost of credit (%)	3.08	-1 bp
Efficiency ratio (%)	41.5	-100 bps
RoTE (%)[2]	7.1	-3.1 pp

P&L*	Q3'20	% Q2'20	9M'20	% 9M'19
NII	1,406	4.5	4,297	-0.5
Net fee income	218	7.7	682	-4.7
Total income	1,830	7.9	5,559	-2.6
Operating expenses	-722	-1.0	-2,307	-4.9
Net operating income	**1,108**	**14.6**	**3,252**	**-0.9**
LLPs	-572	-25.4	-2,376	21.0
PBT	**515**	**225.5**	**820**	**-29.2**
Underlying att. profit	**259**	**78.5**	**470**	**-24.0**

(*) EUR mn and % change in constant euros

VOLUMES[3]

Customer loans
(EUR bn)


88
92
94
97
93
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

Customer deposits
(EUR bn)


59
60
68
73
69
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

Solid YoY growth, **both in loans and customer funds**, boosted by corporate demand and incentive programmes

Q3 profit growth boosted lower cost of funding, cost management and lower cost of credit

9M profit down YoY due to COVID-19 LLPs and lower interest rates

In Q3, SHUSA increased its ownership of SC USA to 80.25% and completed the sale of its retail franchise in Puerto Rico

Santander

Note: Underlying RoTE
(1) Excluding Puerto Rico disposal impact. Considering it, -1% YoY
(2) RoTE adjusted for excess capital. Otherwise 4%
(3) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos. In Q3, disposal of Puerto Rico impact of: EUR 2.2 bn in loans and EUR 3.5 bn in deposits

28

Mexico North America KEY DATA 9M'19 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 37 +5 pp NII 669 3.6 2,118 1.7 Net fee income 189 3.2 584 3.8 Digital customers (mn) 4.7 +24% Total income 848 -4.8 2,760 5.4 NPL ratio (%) 2.33 +3 bps Operating expenses -375 10.3 -1,130 3.7 Cost of credit (%) 2.97 +42 bps Net operating income 473 -14.0 1,629 6.6 LLPs -203 -27.2 -767 34.5 Efficiency ratio (%) 41.0 -68 bps PBT 266 0.7 844 -10.8 RoTE (%) 15.1 -5.1 pp Underlying att. profit 185 0.5 591 0.8 (*) EUR mn and % change in constant euros VOLUMES1 Customer loans Customer deposits YoY growth in loans (CIB, corporates and mortgages) and deposits (EUR bn) (EUR bn) (individuals) with strong increase in digital customers 31 30 30 28 28 29 29 28 24 24 Q3 performance affected by high trading gains in Q2 and increased costs (mainly IT) 9M net operating income boosted by revenue and efficiency gains. Profit impacted by greater LLPs, though RoTE remains high at 15% Note: Underlying RoTE 29 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

Corporate Centre P&L* 9M'209M'19 NII -1,029 -919 NII impacted by the increased liquidity buffer Gains/Losses on FT 182 -257 Positive impact of FX hedging cost reflected in results Operating expenses -248 -283 from financial transactions LLPs and other provisions -430 -214 Operating expenses down -12% YoY Tax and minority interests 112 96 Provisions include non-recurring charges for certain Underlying att. profit -1,455 -1,637 holdings whose valuation has been affected by the crisis (*) EUR mn 30

Index 1 2 3 4 Group Business Key Appendix performance areas review takeaways 31

Our quarterly results reinforce the strength of our model  CET1 ratio of c.12% including 19 bps of dividend accrual over Q2 and Q3 in order to pay a EUR 0.10 cash per share to Strong be paid in 20211 capital position  Expect to maintain c.12% CET1 ratio in Q4  Net operating income was up 3% YoY driven by resilient revenue and cost efficiencies ahead of plan  Q3 underlying attributable profit was up 18% vs Q2’20: High – Strong revenue growth (+7% vs Q2’20) showing the highest NII of the last seven quarters and net fee income resiliency growth in all our core markets of our P&L – Cost control and lower LLPs and robust  New cost of credit guidance of c.1.3% for FY’20 credit quality  Management’s focus remains on the execution of plans to: strengthen revenue, reduce costs and minimise LLP impacts in the coming quarters We expect underlying profit of EUR 5 bn in FY’20 supported by our geographic and business diversification as well as our balance sheet strength Note: Changes in constant euros 32 (1) Subject to AGM (27 October) and regulatory approvals and guidance

2021 outlook1  We expect positive trends in revenue2: Resilient – NII expected to grow as higher lending volumes (mainly the Americas), positive asset repricing and lower funding costs revenues and should offset lower rates accelerating – CIB and insurance to remain as key growth drivers for fee income cost reduction  We are in a position to achieve further efficiencies (additional EUR 1 bn savings in Europe in the next 2 years) Credit  In the current economic scenario, we expect the Group’s cost of credit to remain stable or trend downwards in 2021 quality Strength and  As we have reached 12% CET1, we will have more management flexibility profitability  Underlying RoTE in 2021 expected to be in line with our cost of equity  Our scale creates significant opportunities for organic value creation, which we will realise through three structural changes: Unlocking – One Santander, starting in Europe potential for – Combining Openbank and SCF organic growth – Creating one of the largest payments companies in the world going forward  This will allow us to generate more revenue and additional cost efficiencies, providing a best-in-class customer experience and leveraging market-leading technology Our business model, our diversification and the structural changes will provide a strong platform to continue to generate value for Santander's shareholders (1) Based on the current IMF and OEDC forecasts, in a highly uncertain environment 33 (2) Change in constant euros

Index 1 2 3 4 Group Business Key Appendix performance areas review takeaways 34

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 35

Net capital gains and provisions 9M’19 9M’20 Capital gains Prisma (Argentina) +130 Goodwill impairment -10,100 Restructuring costs -724 • UK: -6,101 • Spain: -600 • US: -2,330 • UK: -104 • Poland: -1,192 • Poland: -20 • SCF (Nordics and others): -477 Property sales (Corporate Centre) -180 Deferred tax assets -2,500 PPI1 (UK) -183 UK goodwill (Corporate Centre) -1,491 Restructuring costs + Others -106 • UK: -33 Group total -2,448 • SCF: -28 • Poland: -5 • Other: -40 Group total -12,706 Note: Data in EUR mn 36 (1) PPI: Payment protection insurance

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 37

Europe

KEY DATA	9M'20	% 9M'19
Loyal / active customers (%)	36	+1 pp
Digital customers (mn)	14.9	+9%
NPL ratio (%)	3.13	-34 bps
Cost of credit (%)	0.53	+28 bps
Efficiency ratio (%)	52.9	0 bp
RoTE (%)	5.6	-4.4 pp

P&L*	Q3'20	% Q2'20	9M'20	% 9M'19
NII	3,549	6.2	10,336	-2.4
Net fee income	1,162	6.0	3,575	-9.0
Total income	5,155	12.9	14,706	-5.8
Operating expenses	-2,542	1.1	-7,779	-5.9
Net operating income	2,613	**27.4**	6,927	**-5.7**
LLPs	-956	9.3	-3,168	138.0
PBT	1,461	**44.0**	3,208	**-41.2**
Underlying att. profit	**947**	**49.7**	**2,022**	**-44.0**

(*) EUR mn and % change in constant euros

The creation of **One Europe** will allow us to accelerate business transformation in order to provide the best customer service

Loans up YoY with broad-based growth in all countries, mainly in Spain (loans with ICO guarantee), the UK (mortgages) and CIB

Q3 profit up 50% mainly due to the recovery of customer revenue, cost control and SRF contribution in Q2

9M profit down due to **higher LLPs** based on the expected deterioration arising from COVID-19

We have already reached our FY2020 cost savings target

Santander

Note: Underlying RoTE

38

North America KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 35 +5 pp NII 2,075 4.2 6,415 0.2 Net fee income 406 5.5 1,267 -1.0 Digital customers (mn) 5.7 +19% Total income 2,678 3.4 8,319 -0.1 NPL ratio (%) 1.96 -25 bps Operating expenses -1,097 2.7 -3,438 -2.3 Cost of credit (%) 3.07 +14 bps Net operating income 1,581 4.0 4,882 1.5 LLPs -775 -25.9 -3,144 24.0 Efficiency ratio (%) 41.3 -89 bps PBT 781 82.3 1,664 -20.9 1 RoTE (%) 10.1 -3.6 pp Underlying att. profit 444 34.1 1,061 -11.9 (*) EUR mn and % change in constant euros Increasing coordination and cooperation between Growth in loans and customer funds boosted by corporate Mexico and the US demand Continued development of the USMX trade corridor Strong profit increase in Q3 boosted by higher customer (SCIB: +29%; Commercial: +30%) revenue and lower LLPs in both countries Net operating income slightly up YoY with efficiency Joint technology programmes between the two countries improvement, whilst profit affected by LLP increase Note: Underlying RoTE 39 (1) RoTE adjusted for excess capital. Otherwise 7%

South America KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 26 - NII 2,486 2.6 8,157 4.6 Net fee income 841 14.8 2,688 -2.8 Digital customers (mn) 19.8 +15% Total income 3,477 1.4 11,331 5.5 NPL ratio (%) 4.40 -41 bps Operating expenses -1,238 4.6 -3,998 4.5 Cost of credit (%) 3.50 +60 bps Net operating income 2,240 -0.3 7,333 6.1 LLPs -787 -21.8 -3,221 48.8 Efficiency ratio (%) 35.3 -41 bps PBT 1,382 17.3 3,847 -11.9 RoTE (%) 17.3 -3.5 pp Underlying att. profit 736 15.1 2,119 -9.8 (*) EUR mn and % change in constant euros Continued focus on profitable growth, supported by Positive performance in Q3 boosted by positive trend in operational efficiency and risks and cost control NII, net fee income and LLPs Activity levels still affected by the pandemic, although 9M net operating income growth backed by higher NII and volumes and transactionality gradually recovering month efficiency improvement by month Overall double-digit growth in loans and deposits YoY profit decrease due to COVID-19 impact on LLPs Note: Underlying RoTE 40

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 41

Retail Banking P&L* Q3'20 % Q2'20 9M'20% 9M'19 Activity NII 7,148 3.6 22,173 -0.9 EUR bn and % change YoY in constant euros Net fee income 1,671 14.6 5,189 -9.8 755 Total income 9,226 7.6 28,056 -3.5 691 Operating expenses -4,058 2.4 -12,669 -2.8 Net operating income 5,168 12.1 15,388 -4.0 +4% +6% LLPs -2,463 -8.8 -9,198 54.1 PBT 2,438 45.4 5,368 -40.5 Underlying att. profit 1,322 37.7 2,938 -43.9 Loans Funds (*) EUR mn and % change in constant euros 59% Our priority was to ensure the necessary +5% YoY +14% YoY financial support for our stakeholders Weight of profit Loyal Digital / operating Focus on accelerating our digital transformation, areas customers customers through a multi-channel strategy 42

SCIB Corporate & Investment Banking Q3'20 % Q2'20 9M'20% 9M'19 Total income (Constant EUR mn) P&L* NII 788 14.7 2,172 18.9 4,123 +20% Net fee income 361 -8.4 1,172 11.8 3,437 253 -4% Capital & Other Total income 1,397 2.4 4,123 20.0 1,404 +47% Global Markets Operating expenses -496 0.7 -1,539 -1.9 +12% Global Debt 1,115 Net operating income 901 3.4 2,584 38.3 Financing LLPs -41 -82.1 -290 830.0 Global Transaction 1,351 +11% Banking PBT 839 36.4 2,230 25.3 9M'19 9M'20 Underlying att. profit 565 35.8 1,493 30.4 (*) EUR mn and % change in constant euros VOLUMES1 In Q3, as some economies began to slightly recover, contingency Stock (EUR bn) funding needs started to fall 100 104 121 118 113 Customer loans In the quarter, profit boosted by NII (larger volumes) and provisions Customer 2.0% 37.3% (COVID-19 related charges in Q2). Lower fees and trading gains (both 88 97 96 deposits especially high in Q2) 77 72 RoRWA Efficiency ratio 9M profit was 30% higher, backed by double-digit growth in the majority of businesses. (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos 43

Wealth Management & Insurance

WM&I

ACTIVITY EUR bn and % change in constant euros

	EUR bn	QoQ	YoY
Total AUM	353	+2%	-1%
Funds and investments[2]	218	+3%	+2%
- Asset Management (SAM)	177	+3%	+2%
- Private Banking	65	+3%	+5%
Custody of customer funds	79	-1%	-11%
Customer deposits	57	-1%	+2%
Customer loans	**16**	0%	+5%

P&L*	Q3'20	% Q2'20	9M'20	% 9M'19
NII	104	5.1	340	-15.8
Net fee income	290	6.2	888	8.3
Total income	498	5.9	1,566	1.9
Operating expenses	-215	0.2	-679	-0.7
Net operating income	283	**10.7**	888	**4.0**
LLPs	-10	96.1	-22	--
PBT	269	**8.7**	858	**1.1**
Underlying att. profit	**195**	**7.8**	**622**	**0.1**

(*) EUR mn and % change in constant euros

EUR 1,582 mn (-2% YoY) Total contribution to Group's profit[1]

Total fees[3] **EUR 2,330 mn (+1% YoY)** Weight of Total Group **31%**

EUR 6,740 mn (+36% YoY) Private Banking Collaboration Volumes

Profit resilience YTD: sound revenues and flat costs. Q3 reflecting the gradual recovery in activity since the months of strongest impact from the health crisis in the first half of the year

In **Private Banking**, continued good activity levels and business growth, despite the markets situation and the reduction of interest rates

In **SAM**, volumes recovering (up +2% YoY), both by market movement and by positive net sales since May

In **Insurance**, production affected by lower activity derived from the crisis, mainly in Europe, but protection non-related fees up 6% YoY

Note: Total assets marketed and/or managed
(1) Profit after tax + fees generated by asset management and insurance transferred to the commercial network
(2) Total adjusted for funds from private banking customers managed by SAM. 2019 figures included the *pro forma* of the asset management Popular's joint venture
(3) Including fees generated by asset management and insurance transferred to the commercial network

Santander

44

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 45

Europe Portugal other markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 47 +2 pp NII 193 -2.4 592 -7.9 Net fee income 94 4.6 285 -2.5 Digital customers (k) 903 +17% Total income 312 -1.7 979 -6.1 NPL ratio (%) 4.25 -65 bps Operating expenses -146 0.7 -442 -5.4 Cost of credit (%) 0.42 +42 bps Net operating income 166 -3.6 538 -6.6 LLPs -47 95.3 -152 -- Efficiency ratio (%) 45.1 +32 bps PBT 120 -9.4 350 -37.2 RoTE (%) 8.5 -3.7 pp Underlying att. profit 83 -9.2 243 -36.9 (*) EUR mn VOLUMES1 Customer loans Customer deposits Strong increase in digital customers with higher digital sales (EUR bn) (EUR bn) penetration 38 39 37 36 37 39 39 39 40 40 New lending market share above 20% in mortgages and at 17% in corporates Profit decrease mainly due to COVID-19 impacts on revenue and LLPs Note: Underlying RoTE 46 (1) Customer loans excluding reverse repos. Customer deposits excluding repos

Europe Poland other markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 54 +1 pp NII 246 -3.5 794 -5.5 Net fee income 112 6.7 332 -2.2 Digital customers (k) 2,704 +10% Total income 394 3.1 1,136 -7.2 NPL ratio (%) 4.58 +23 bps Operating expenses -161 10.6 -475 -6.8 Cost of credit (%) 0.99 +28 bps Net operating income 233 -1.5 661 -7.5 LLPs -65 -27.2 -249 54.2 Efficiency ratio (%) 41.8 +18 bps PBT 136 28.2 303 -34.4 RoTE (%)1 -7.4 pp 10.9 Underlying att. profit 68 34.2 142 -40.5 (*) EUR mn and % change in constant euros VOLUMES2 Customer loans Customer deposits (EUR bn) (EUR bn) Strong customer deposit growth, driven by SMEs and corporates 32 34 34 29 29 30 30 29 30 31 Profit up in Q3 driven by lower LLPs (mainly individuals) and increased net fee income 9M profit down impacted by COVID-19 LLPs, interest rate cuts and higher BFG contribution. Costs fell due to efficiency projects Note: Underlying RoTE 47 (1) RoTE adjusted for excess capital. Otherwise 6% (2) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

South America Chile other markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 44 -3 pp NII 420 -0.2 1,293 7.8 Net fee income 74 0.4 240 -7.0 Digital customers (k) 1,489 +23% Total income 532 -8.0 1,669 2.6 NPL ratio (%) 4.76 +28 bps Operating expenses -223 -1.4 -681 1.5 Cost of credit (%) 1.59 +53 bps Net operating income 310 -12.1 988 3.5 LLPs -154 -15.1 -500 86.3 Efficiency ratio (%) 40.8 -47 bps PBT 169 -0.5 500 -31.6 RoTE (%) 11.0 -6.9 pp Underlying att. profit 86 0.7 269 -33.5 (*) EUR mn and % change in constant euros VOLUMES1 Customer loans Customer deposits Record checking account openings driving improved funding mix (EUR bn) (EUR bn) (demand deposits +47% YoY). Increased lending to corporates 36 36 38 39 39 Q3 performance affected by NII (lower inflation) and trading gains 24 25 27 28 27 (exceptionally high in Q2) 9M net operating income growth boosted by higher NII (larger volumes and lower cost of funds) and efficiency improvement Profit down YoY impacted by higher LLPs related to COVID-19 Note: Underlying RoTE 48 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

South America Argentina other markets KEY DATA 9M'20% 9M'19 P&L* Q3'20 % Q2'20 9M'20% 9M'19 Loyal / active customers (%) 43 -4 pp NII 218 7.9 721 48.9 Net fee income 70 48.3 202 -12.3 Digital customers (k) 2,690 +24% Total income 274 12.9 902 34.4 NPL ratio (%) 2.88 -76 bps Operating expenses -152 24.3 -491 26.8 Cost of credit (%) 5.54 +68 bps Net operating income 122 1.4 411 44.9 LLPs -46 4.0 -178 38.9 Efficiency ratio (%) 54.5 -328 bps PBT 59 -4.3 185 51.0 RoTE (%) +10.4 pp 29.2 Underlying att. profit 52 -7.6 161 137.9 (*) EUR mn and % change in constant euros VOLUMES1 Customer loans Customer deposits Consumer finance and Getnet launched in Q3, Openbank license (EUR bn) (EUR bn) approved. 7 7 8 Double-digit YoY volume growth, maintaining high liquidity in both 5 5 4 5 4 4 4 pesos and USD Strong revenue in Q3 though profit affected by higher costs (annual salary review) 9M profit and RoTE increase due to NII and efficiency improvement Note: Underlying RoTE 49 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

Uruguay and Andean region

South America
other markets

Underlying attributable profit

URUGUAY


+11%
91
101
28%
RoTE
9M'19
9M'20

PERU


+23%
30
37
20%
RoTE
9M'19
9M'20

COLOMBIA


0%
15
15
14%
RoTE
9M'19
9M'20

Double-digit volume growth in all countries, both in loans and customer funds

Strong **profit** growth in Uruguay and Peru boosted by higher revenue and efficiency improvement. Colombia evolution impacted by Project finance extraordinary revenue in Q3'19

Santander

Note: Underlying attributable profit in constant EUR mn and underlying RoTE

50

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 51

Santander has a highly liquid balance sheet with a large contribution from customer deposits and diversified MLT wholesale debt instruments Liquidity Balance Sheet Liquidity Coverage Net Stable Funding EUR bn, Sep-20 1,198 1,198 Ratio (LCR) Ratio (NSFR) 1 Sep-20 Dec-19 Jun-20 Loans and Customer Spain2 186% 143% 115% advances to 843 deposits 911 customers SCF 496% 248% 113% UK2 154% 145% 125% Securitisations and others 47 Portugal 131% 134% 121% M/LT debt issuances Financial assets 174 206 ST Funding Poland 178% 149% 145% 27 Fixed assets & other 108 Equity and other liabilities 81 US 129% 133% 117% Assets Liabilities HQLAs3 Mexico 196% 133% 135% Brazil 154% 122% 116% EUR bn, Sep-20 HQLAs Level 1 229.0 Chile 150% 143% 113% HQLAs Level 2 10.6 Argentina 199% 196% 197%  Level 2A 5.9 Group 171% 147% 117%  Level 2B 4.8 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data 52 (2) LCR and NSFR: Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional

In the year to date, the Group has issued EUR 27 bn1 of MLT debt and is able to cover its very manageable maturity profile Public market issuances in 2020 Maturity profile EUR bn, Sep-20 EUR bn, Sep-20 49.3 San S.A. 9.1 7.7 7.3 12.4 0.3 3.3 1.5 SCF 6.0 1.3 4.4 2.5 3.9 3.1 6.5 6.9 2020 2021 2022 2023 2024 2025+ 15.2 1.6 11.9 3.7 8.1 3.4 UK 4.4 2.9 6.3 0.5 2.5 3.5 1.3 2020 2021 2022 2023 2024 2025+ 3.3 3.0 1.5 1.3 Brazil 0.4 1.1 0.7 0.0 0.0 0.0 Spain UK SCF USA Other 2 2020 2021 2022 2023 2024 2025+ Additionally, in October, Santander S.A. completed a subordinated tier USA 3.5 2 issuance: EUR 1 bn, 10 year, coupon of 1.625% 0.0 0.5 1.1 2.2 0.9 20202020 20212021 20222022 2023 20242024 2025+2025+ (1) Data include public issuances from all units with period-average exchange rates. Excludes securitisations 53 (2) Other public market issuances in Mexico, Brazil, Chile and Poland

We actively manage interest rate risk and our ALCO portfolios to optimise results while maintaining an appropriate risk profile Positive interest rate sensitivity in Europe ALCO portfolios reflect our geographic diversification Net interest income sensitivity to a +/-100 bp parallel shift Distribution of ALCO portfolios by country EUR mn, Aug-20%, Sep-20 +100 bps -100 bps Argentina, 2% Spain, 1 Chile, 8% 8% +720 -103 SCF, 7% Brazil, 2 +283 -91 20% UK, 11% EUR 85 bn 3 +100 -59 o/w HTC&S EUR 71 bn Poland, Mexico, 14% -82 +82 10% USA, Portugal, 4% 15% (1) Parent bank 54 (2) Ring-fenced bank (3) SBNA. SCUSA has positive NII sensitivity to interest rate decreases

Issuances YTD against funding plan

EUR bn, Sep-20	Covered Bonds + Senior		Senior Non-Preferred		Hybrids		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Santander S.A	4-5	3.0	7-8	6.9	1-2	1.5[1]	12-15	11.4
SCF	6-8	3.7	-	0.0	-	0.0	6-8	3.7
UK	6-8	4.8	2-3	1.6	-	0.0	8-11	6.5
SHUSA	-	-	1-2	1.3	-	0.0	1-2	1.3
TOTAL	**16-21**	**11.5**	**10-13**	**9.9**	**1-2**	**1.5**	**27-36**	**22.9[2]**

- Frontloading of issuances in the first half of the year, having issued EUR 22 billion, particularly focused on TLAC eligible issuances. Further EUR 1 bn issued in Q3 (mainly Santander UK)
- Santander S.A. completed a subordinated tier 2 issuance in October: EUR 1 bn, 10 year, coupon of 1.625%
- Through the issuances YTD and access to central bank facilities, many countries have now largely covered their funding needs for the year and future liquidity needs will be assessed depending on market conditions
- Liquidity position remains solid, with LCR above minimum requirements and ample liquidity buffers in all of our units

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above

1. Issuance of EUR 1.5 bn AT1 (4.375%) in January 2020, replacing the EUR 1.5 billion AT1 (5.481%) that was called in March, therefore not within the scope of funding plan
2. EUR 23 billion refers to the four entities given in the table. See slide 53 for full Group figures

55

Regulatory changes in Q1 and increased capital levels, increased the Group’s CET1 management buffer to 312 bps SREP capital requirements (phased-in) CET1 management buffer2 Sep-20 15.61% 1.98% 13.19% 13.02% T2 T2 1.65% AT1 2.00% 2.38% 1 AT1 1.50% CCyB +189 bps +312 bps 1.78% G-SIB buffer 0.19% 1.00% 0.02% 1.00% CCoB 2.50% Mar-20 - Pre-COVID Sep-20 - Post-COVID 2.50% measures measures 11.98% CET1 Pillar 2 R 1.50% 0.84% 8.86% Pillar 1 4.50% 4.50% Reg. min 2020 Reg. min 2020 Group ratios Sep-20 pre-COVID measures post-COVID measures Note: Data calculated using the IFRS 9 transitional arrangements 56 (1) Estimated Countercyclical buffer (2) CET1 management buffer = CET ratio – CET1 requirement

TLAC ratios for the Resolution Group headed by Banco Santander, S.A.

TLAC Ratio

EUR mn

	Dec-19	Mar-20	Jun-20	Sep-20 (e)
Own Funds	**91,294**	**91,550**	**86,335**	**86,191**
of which: Common Equity Tier 1 (CET1) capital	75,683	75,821	70,746	70,829
of which: Additional Tier 1 (AT1) capital	7,742	7,829	7,794	7,740
of which: Tier 2 (T2) capital	7,869	7,900	7,796	7,621
Eligible Liabilities	**24,138**	**26,271**	**30,998**	**30,624**
Subordinated instruments	673	685	767	860
Non preferred senior debt	16,473	18,452	23,336	22,912
Preferred senior debt and equivalent instruments	6,992	7,134	6,894	6,852
TLAC BEFORE DEDUCTIONS	115,431	117,821	117,333	116,815
Deductions	**62,405**	**61,567**	**53,652**	**53,120**
TLAC AFTER DEDUCTIONS	53,026	56,254	63,681	63,694
Risk Weighted Assets (RWAs)	**279,680**	**285,354**	**275,774**	**274,085**
TLAC RATIO (% RWAs)	**19.0%**	**19.7%**	**23.1%**	**23.2%**
Leverage Exposure (LE)	**672,721**	**699,813**	**735,543**	**634,940**
TLAC RATIO (% LE)	**7.9%**	**8.0%**	**8.7%**	**10.0%**

- TLAC ratio at 30-Sep-20 increased by 15 bps to 23.2%[1] (compared with the expected requirement of 19.52% at year-end)
- Between June and September, leverage exposure dropped by EUR 100 bn, due to the waiver of CRR II for Central Bank exposures and the reduction of the balance sheet
- Between March and June, CET1 and deductions were mainly down due to the impairment on the value of equity stakes and tax credits. Instruments increased due to SNP debt issuances (EUR 5 bn)

Santander

(1) Including the 2.5% of the allowance of article 72b paragraph 3

57

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 58

Yield on loans (%) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 EUROPE 2.77 2.75 2.70 2.68 2.66 2.47 2.40 Spain 2.05 2.08 2.02 2.02 1.99 1.86 1.82 Santander Consumer Finance 4.51 4.48 4.41 4.26 4.27 4.17 4.08 United Kingdom 2.72 2.67 2.63 2.59 2.52 2.37 2.35 Portugal 1.79 1.76 1.71 1.64 1.63 1.56 1.57 Poland 4.14 4.15 4.17 4.17 4.04 3.34 2.95 NORTH AMERICA 9.81 9.71 9.45 9.20 8.95 7.86 7.97 US 8.70 8.52 8.27 7.95 7.77 6.93 7.13 Mexico 12.74 12.82 12.67 12.64 12.25 11.00 10.74 SOUTH AMERICA 12.61 13.43 12.30 12.27 11.71 9.90 8.91 Brazil 15.86 15.88 15.32 14.49 13.58 12.12 11.47 Chile 6.02 8.48 6.86 7.39 7.35 5.74 4.75 Argentina 24.22 23.99 23.95 26.26 23.74 20.05 18.37 59

Cost of deposits (%) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 EUROPE 0.42 0.42 0.41 0.41 0.39 0.28 0.16 Spain 0.14 0.14 0.13 0.13 0.06 0.04 0.04 Santander Consumer Finance 0.60 0.61 0.60 0.58 0.57 0.53 0.48 United Kingdom 0.67 0.70 0.70 0.69 0.69 0.52 0.29 Portugal 0.14 0.12 0.10 0.10 0.08 0.06 0.05 Poland 0.89 0.89 0.78 0.74 0.65 0.42 0.14 NORTH AMERICA 1.94 1.91 1.99 1.76 1.56 1.14 0.90 US 0.95 0.87 0.96 0.86 0.73 0.39 0.29 Mexico 3.95 4.08 4.14 3.68 3.54 3.21 2.53 SOUTH AMERICA 4.20 4.43 3.82 3.42 3.16 2.09 1.59 Brazil 4.70 4.70 4.55 3.71 3.16 2.30 1.64 Chile 1.62 2.01 1.63 1.47 1.35 0.71 0.34 Argentina 9.93 11.09 10.90 12.29 10.64 7.37 8.70 60

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 61

The IMF’s GDP growth projections in its October World Economic Outlook report were revised upwards across Santander’s main countries October WEO June WEO update Difference GDP growth 2020 (e) 2021 (e) 2020 (e) 2021 (e) 2020 (e) 2021 (e) Euro Area -8.3% 5.2% -10.2% 6.0% 1.9 pp -0.8 pp Spain -12.8% 7.2% -12.8% 6.3% 0.0 pp 0.9 pp Germany -6.0% 4.2% -7.8% 5.4% 1.8 pp -1.2 pp UK -9.8% 5.9% -10.2% 6.3% 0.4 pp -0.4 pp USA -4.3% 3.1% -8.0% 4.5% 3.7 pp -1.4 pp Mexico -9.0% 3.5% -10.5% 3.3% 1.5 pp 0.2 pp Brazil -5.8% 2.8% -9.1% 3.6% 3.3 pp -0.8 pp Note: data for our other core markets (Portugal, Poland, Chile and Argentina) not published in the June WEO update. 62

Breakdown of moratoria by segment and country: Credit quality of expired moratoria remains solid Expired Total Expired as % EUR bn, 30-Sep-20 moratoria % loan booko/w: expired of Total % Stage 1% Stage 2% Stage 3 Total Group 114 13% 75 66%82%16%2% Detail by segments Mortgages 69 23% 45 65%86%13%2% Consumer 21 9% 18 84%79%17%4% SMEs & Corporates 24 7% 12 51%74%25%1% Detail by countries UK 44 19% 38 86%83%15%2% USA (SBNA & SC) 15 19% 13 87%72%24%4% Spain 9 5% 2 21%76%17%7% Mexico 8 26% 5 67%87%12%1% Brazil 7 11% 6 83%83%15%2% SCF 5 5% 4 83%90%9%1% Note: Data aligned with EBA disclosure template 63

Stage coverage Exposure ¹ Coverage Sep-20 Jun-20 Mar-20 Sep-20 Jun-20 Mar-20 Stage 1 862 878 891 0.6% 0.6% 0.6% Stage 2 60 61 53 8.8% 7.7% 8.2% Stage 3 31 33 33 43.3% 41.1% 40.8% (1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 29 bn in September 2020, 64 EUR 35 bn in June 2020 and EUR 31 bn in March 2020)

NPL ratio (%) Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 EUROPE 3.61 3.48 3.47 3.25 3.19 3.24 3.13 Spain 7.29 7.02 7.23 6.94 6.88 6.55 5.98 Santander Consumer Finance 2.33 2.24 2.25 2.30 2.43 2.52 2.50 United Kingdom 1.17 1.13 1.08 1.01 0.96 1.08 1.30 Portugal 5.77 5.00 4.90 4.83 4.56 4.43 4.25 Poland 4.39 4.21 4.35 4.31 4.29 4.57 4.58 NORTH AMERICA 2.33 2.29 2.21 2.20 2.02 1.73 1.96 US 2.41 2.32 2.18 2.20 2.00 1.49 1.85 Mexico 2.12 2.21 2.30 2.19 2.07 2.50 2.33 SOUTH AMERICA 4.83 4.81 4.81 4.86 4.63 4.74 4.40 Brazil 5.26 5.27 5.33 5.32 4.93 5.07 4.64 Chile 4.67 4.52 4.48 4.64 4.63 4.99 4.76 Argentina 3.50 3.79 3.64 3.39 3.97 3.15 2.88 TOTAL GROUP 3.62 3.51 3.47 3.32 3.25 3.26 3.15 65

Coverage ratio (%) Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 EUROPE 49.5 49.9 48.2 49.8 54.1 53.4 55.8 Spain 43.3 42.9 40.6 41.1 44.6 43.3 46.0 Santander Consumer Finance 105.3 105.9 104.2 106.1 109.6 106.1 108.2 United Kingdom 30.9 31.9 34.1 36.5 43.0 46.0 44.5 Portugal 50.7 52.9 51.5 52.8 59.0 60.9 64.3 Poland 67.6 69.7 69.0 66.8 68.1 69.0 70.8 NORTH AMERICA 153.4 150.3 155.6 153.0 170.1 206.5 201.6 US 161.0 158.4 166.6 161.8 181.4 253.1 228.8 Mexico 130.1 126.9 125.2 128.3 133.9 114.9 132.6 SOUTH AMERICA 94.1 93.0 89.7 88.4 92.9 93.0 97.2 Brazil 107.7 105.5 101.1 99.8 108.0 110.2 114.9 Chile 59.7 59.1 57.3 56.0 57.2 54.7 59.7 Argentina 118.6 126.4 134.0 124.0 131.2 165.7 186.3 TOTAL GROUP 67.8 68.1 67.3 67.9 71.3 72.1 76.0 66

Non-performing loans and loan-loss allowances. Breakdown by operating areas. September 2020 Non-performing loans Loan-loss allowances Brasil, 10.6% Brasil, 16.1% Chile, 6.5% España, 26.2% Argentina, 0.4% Otros Sudamérica, 0.3% Chile, 5.1% México, 2.4% España, 43.0% Argentina, 1.1% EE.UU., 6.1% Otros Sudamérica, 0.6% México, 4.2% Otros Europa, 0.8% Polonia, 4.8% SCF, 11.9% EE.UU., 18.6% Portugal, 5.6% Reino Unido, 6.5% Reino Unido, Otros Europa, 0.6% Portugal, 4.8% SCF, 8.3% 11.1% Polonia, 4.4% 67

Cost of credit (%) Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 EUROPE 0.24 0.24 0.25 0.28 0.40 0.47 0.53 Spain 0.40 0.41 0.41 0.43 0.64 0.68 0.80 Santander Consumer Finance 0.38 0.36 0.38 0.48 0.66 0.78 0.84 United Kingdom 0.07 0.06 0.08 0.10 0.14 0.23 0.27 Portugal 0.03 0.03 0.00 (0.02) 0.23 0.30 0.42 Poland 0.61 0.66 0.71 0.72 0.88 0.96 0.99 NORTH AMERICA 2.97 2.95 2.93 2.76 3.02 3.21 3.07 US 3.11 3.09 3.09 2.85 3.13 3.30 3.08 Mexico 2.62 2.61 2.55 2.49 2.69 2.95 2.97 SOUTH AMERICA 2.89 2.87 2.90 2.92 3.29 3.49 3.50 Brazil 3.88 3.84 3.85 3.93 4.43 4.67 4.58 Chile 1.13 1.10 1.06 1.08 1.25 1.46 1.59 Argentina 4.02 4.33 4.86 5.09 5.48 5.67 5.54 TOTAL GROUP 0.97 0.98 1.00 1.00 1.17 1.26 1.27 68

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 69

We continue to do business in a more responsible and sustainable way

Culture

Engagement

86% of employees proud to work for Santander **(+1 pp vs 2018)**

Best Bank in the world for D&I

EUROMONEY AWARDS FOR EXCELLENCE 2020

Women

40% Group Board

23% women in senior leadership positions[1] **(+2 pp vs. 2018)**

2020 Bloomberg Gender-Equality Index

Leader

Top 10 companies to work for in 6 geographies

Most sustainable bank in the world

Dow Jones index[2]

Green finance & Env. footprint

>EUR 22 bn mobilised in Green finance (2019-H1'20)

66% Electricity used from renewable energy sources already surpassing our 2021 commitment (2019-H1'20)

EUR 1 bn Santander first green bond issuance (Oct-19)

EUR 1 bn Santander second green bond issuance (June-20)

Communities

2.6 mn people helped through our community programmes (2019-H1'20)

110 k scholarships granted (2019-H1'20)

Financial inclusion

2.8 mn people financially empowered (2019-H1'20)

EUR 225 mn credit to microentrepreneurs (H1´20) **(+45% vs. H1`19)[3]**

UNEP FINANCE INITIATIVE | PRINCIPLES FOR RESPONSIBLE BANKING

THE GLOBAL COMPACT WE SUPPORT

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

SAM Sustainability Award Gold Class 2020

Note: 2019 data and YoY changes (2019 vs 2018) unless otherwise indicated. H1'20 data is monitoring data and not audited

(1) Senior positions represent 1% of total workforce
(2) Dow Jones Sustainability index 2019
(3) Constant exchange rate

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Santander Responsible Banking goals

We are building a more Responsible Bank aligned with our commitments

	2018	2019	H1'20*	2020	2021	2025
Top 10 company to work for[1]	4	5			6	
Women on the Board	33%	40%	40% ✓		40%-60%	
Women in senior leadership positions[2]	20%	23%				30%
Equal pay gap[3]	3%	2%				~0%
Financially empowered people[4]		2.0 mn	2.8 mn			10 mn
Green finance raised and facilitated[5] (euros)		19 bn	22 bn			120 bn
Electricity used from renewable energy sources[6]	43%	50%	66% ✓		60%	100%
Becoming carbon neutral in our own operations				0%		
Reduction of unnecessary single use plastic in corporate buildings and branches		75%			100%	
Scholarships, internships & entrepreneurs programmes[7]		69 k	110 k		200 k	
People helped through our community programmes[8]		1.6 mn	2.6 mn		4 mn	

From....To.... | Cumulative target | ✓ Commitment Achieved

*Note: H1 Data is monitoring data not audited
(1) According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.)
(2) Senior positions represent 1% of total workforce
(3) Calculation of equal pay gap compares employees of the same job, level and function
(4) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education
(5) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn
(6) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group
(7) People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank)
(8) People helped through our community investment programmes (excluded Santander Universities and financial education initiatives)

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Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 72

SANTANDER GROUP (EUR mn)

	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	Q3'20	9M'19	9M'20
Net interest income	8,682	8,954	8,806	8,841	8,487	7,715	7,773	26,442	23,975
Net fee income	2,931	2,932	2,955	2,961	2,853	2,283	2,423	8,818	7,559
Gains (losses) on financial transactions and other	472	465	705	790	474	706	891	1,642	2,071
Total income	**12,085**	**12,351**	**12,466**	**12,592**	**11,814**	**10,704**	**11,087**	**36,902**	**33,605**
Operating expenses	(5,758)	(5,829)	(5,722)	(5,971)	(5,577)	(5,076)	(5,073)	(17,309)	(15,726)
Net operating income	**6,327**	**6,522**	**6,744**	**6,621**	**6,237**	**5,628**	**6,014**	**19,593**	**17,879**
Net loan-loss provisions	(2,172)	(2,141)	(2,435)	(2,573)	(3,909)	(3,118)	(2,535)	(6,748)	(9,562)
Other gains (losses) and provisions	(471)	(486)	(465)	(542)	(372)	(625)	(304)	(1,422)	(1,301)
Underlying profit before tax	**3,684**	**3,895**	**3,844**	**3,506**	**1,956**	**1,885**	**3,175**	**11,423**	**7,016**
Underlying consolidated profit	**2,358**	**2,542**	**2,529**	**2,397**	**696**	**1,677**	**2,047**	**7,429**	**4,420**
Underlying attributable profit	**1,948**	**2,097**	**2,135**	**2,072**	**377**	**1,531**	**1,750**	**6,180**	**3,658**
Net capital gains and provisions*	(108)	(706)	(1,634)	711	(46)	(12,660)	—	(2,448)	(12,706)
Attributable profit	1,840	1,391	501	2,783	331	(11,129)	1,750	3,732	(9,048)

(*) Including:
in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs
in Q3,19, restructuring costs, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results in Brazil related to DTAs, net capital losses related to real estate in Spain, restructuring costs, provisions for the ruling on Swiss franc mortgages, provisions related to intangible assets and other and impact of appreciation of the ARS on the capital gains from Prisma registered in Q1'19 in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other

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SANTANDER GROUP (Constant EUR mn)

	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	Q3'20	9M'19	9M'20
Net interest income	7,799	8,053	8,093	8,112	7,978	7,823	8,173	23,945	23,975
Net fee income	2,606	2,623	2,711	2,711	2,684	2,332	2,542	7,940	7,559
Gains (losses) on financial transactions and other	461	467	696	760	470	688	913	1,624	2,071
Total income	**10,866**	**11,143**	**11,500**	**11,583**	**11,133**	**10,843**	**11,629**	**33,509**	**33,605**
Operating expenses	(5,286)	(5,368)	(5,413)	(5,585)	(5,315)	(5,127)	(5,284)	(16,067)	(15,726)
Net operating income	**5,580**	**5,775**	**6,087**	**5,998**	**5,818**	**5,716**	**6,345**	**17,442**	**17,879**
Net loan-loss provisions	(1,928)	(1,899)	(2,229)	(2,353)	(3,694)	(3,159)	(2,709)	(6,057)	(9,562)
Other gains (losses) and provisions	(424)	(452)	(421)	(489)	(348)	(635)	(318)	(1,297)	(1,301)
Underlying profit before tax	**3,228**	**3,423**	**3,437**	**3,156**	**1,775**	**1,923**	**3,318**	**10,089**	**7,016**
Underlying consolidated profit	**2,078**	**2,234**	**2,271**	**2,162**	**577**	**1,701**	**2,142**	**6,583**	**4,420**
Underlying attributable profit	**1,709**	**1,829**	**1,915**	**1,865**	**269**	**1,553**	**1,836**	**5,453**	**3,658**
Net capital gains and provisions*	(177)	(703)	(1,605)	559	(45)	(12,660)	(1)	(2,486)	(12,706)
Attributable profit	1,532	1,126	309	2,424	224	(11,107)	1,835	2,967	(9,048)

(*) Including:
in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs
in Q3,19, restructuring costs, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results in Brazil related to DTAs, net capital losses related to real estate in Spain, restructuring costs, provisions for the ruling on Swiss franc mortgages, provisions related to intangible assets and other and impact of appreciation of the ARS on the capital gains from Prisma registered in Q1'19 in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other

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EUROPE (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 3,561 3,580 3,530 3,531 3,435 3,352 3,549 10,671 10,336 Net fee income 1,327 1,304 1,310 1,319 1,315 1,098 1,162 3,941 3,575 Gains (losses) on financial transactions and other 337 304 455 443 225 126 444 1,097 795 Total income 5,225 5,188 5,295 5,292 4,974 4,577 5,155 15,709 14,706 Operating expenses (2,802) (2,789) (2,719) (2,733) (2,712) (2,526) (2,542) (8,310) (7,779) Net operating income 2,423 2,399 2,576 2,559 2,263 2,051 2,613 7,398 6,927 Net loan-loss provisions (457) (387) (497) (498) (1,335) (877) (956) (1,340) (3,168) Other gains (losses) and provisions (198) (231) (130) (209) (195) (160) (196) (560) (551) Underlying profit before tax 1,768 1,781 1,949 1,852 733 1,014 1,461 5,498 3,208 Underlying consolidated profit 1,276 1,306 1,418 1,370 515 739 1,055 4,001 2,310 Underlying attributable profit 1,163 1,191 1,286 1,238 443 632 947 3,640 2,022 75

EUROPE (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 3,524 3,543 3,527 3,483 3,398 3,365 3,573 10,594 10,336 Net fee income 1,320 1,297 1,311 1,308 1,306 1,102 1,167 3,927 3,575 Gains (losses) on financial transactions and other 338 303 455 441 225 125 445 1,095 795 Total income 5,181 5,142 5,292 5,232 4,930 4,592 5,185 15,616 14,706 Operating expenses (2,780) (2,768) (2,723) (2,704) (2,686) (2,533) (2,561) (8,271) (7,779) Net operating income 2,401 2,375 2,569 2,529 2,244 2,059 2,624 7,344 6,927 Net loan-loss provisions (451) (388) (491) (491) (1,326) (880) (962) (1,331) (3,168) Other gains (losses) and provisions (196) (230) (130) (207) (192) (162) (197) (556) (551) Underlying profit before tax 1,754 1,757 1,948 1,831 726 1,017 1,465 5,458 3,208 Underlying consolidated profit 1,266 1,288 1,417 1,353 510 741 1,058 3,971 2,310 Underlying attributable profit 1,153 1,174 1,286 1,223 438 634 950 3,613 2,022 76

Spain (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 1,009 1,009 967 934 925 931 1,034 2,985 2,890 Net fee income 623 624 614 620 643 535 562 1,861 1,740 Gains (losses) on financial transactions and other 224 216 408 258 220 96 204 849 520 Total income 1,857 1,849 1,989 1,811 1,789 1,562 1,800 5,695 5,150 Operating expenses (1,025) (1,020) (999) (977) (944) (896) (893) (3,043) (2,734) Net operating income 832 829 990 834 844 665 907 2,652 2,417 Net loan-loss provisions (242) (228) (210) (176) (628) (313) (449) (680) (1,390) Other gains (losses) and provisions (112) (143) (100) (100) (104) (115) (112) (355) (331) Underlying profit before tax 478 458 681 557 112 237 346 1,617 696 Underlying consolidated profit 356 338 491 401 90 160 246 1,184 496 Underlying attributable profit 356 338 491 400 90 161 246 1,185 497 77

Santander Consumer Finance (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 941 971 977 960 979 947 945 2,888 2,871 Net fee income 214 201 213 195 187 159 205 627 551 Gains (losses) on financial transactions and other 13 (18) 14 30 5 (11) 45 9 40 Total income 1,167 1,154 1,203 1,185 1,171 1,095 1,196 3,525 3,462 Operating expenses (508) (527) (504) (499) (514) (469) (483) (1,539) (1,467) Net operating income 659 627 699 686 656 626 712 1,986 1,995 Net loan-loss provisions (122) (59) (147) (148) (317) (184) (211) (328) (712) Other gains (losses) and provisions 24 (12) 42 (33) 44 23 (13) 54 54 Underlying profit before tax 561 556 594 504 383 466 489 1,711 1,337 Underlying consolidated profit 402 401 420 394 277 333 355 1,223 965 Underlying attributable profit 324 334 338 319 219 258 284 995 761 78

Santander Consumer Finance (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 924 953 961 949 972 953 945 2,839 2,871 Net fee income 213 200 212 194 186 159 205 625 551 Gains (losses) on financial transactions and other 12 (18) 14 29 6 (11) 46 9 40 Total income 1,149 1,135 1,187 1,173 1,164 1,101 1,197 3,472 3,462 Operating expenses (501) (519) (498) (495) (512) (471) (484) (1,518) (1,467) Net operating income 648 616 689 678 653 630 713 1,954 1,995 Net loan-loss provisions (118) (63) (143) (145) (316) (185) (212) (323) (712) Other gains (losses) and provisions 24 (12) 43 (33) 44 23 (13) 55 54 Underlying profit before tax 555 542 589 500 381 467 489 1,685 1,337 Underlying consolidated profit 397 390 416 390 275 335 355 1,204 965 Underlying attributable profit 320 323 334 315 218 259 284 977 761 79

United Kingdom (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 975 944 908 961 898 871 976 2,827 2,745 Net fee income 216 207 217 226 193 96 117 640 407 Gains (losses) on financial transactions and other 15 32 (5) 33 6 12 23 41 41 Total income 1,206 1,183 1,119 1,220 1,098 979 1,117 3,508 3,193 Operating expenses (739) (703) (681) (712) (714) (656) (646) (2,123) (2,016) Net operating income 467 479 438 508 384 323 471 1,384 1,178 Net loan-loss provisions (61) (19) (77) (96) (191) (239) (189) (157) (619) Other gains (losses) and provisions (50) (25) (43) (66) (74) (4) (36) (118) (115) Underlying profit before tax 357 435 318 345 119 80 246 1,110 444 Underlying consolidated profit 260 333 252 255 91 61 184 844 336 Underlying attributable profit 254 327 246 249 84 54 179 828 318 80

United Kingdom (GBP mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 850 825 820 827 774 773 881 2,496 2,428 Net fee income 189 181 195 194 166 87 107 565 360 Gains (losses) on financial transactions and other 13 28 (4) 29 5 10 21 36 37 Total income 1,052 1,034 1,011 1,050 946 870 1,009 3,097 2,824 Operating expenses (644) (615) (615) (612) (615) (583) (585) (1,875) (1,783) Net operating income 407 419 396 437 331 287 424 1,222 1,042 Net loan-loss provisions (53) (17) (68) (83) (164) (211) (171) (138) (547) Other gains (losses) and provisions (43) (22) (39) (58) (64) (5) (33) (104) (102) Underlying profit before tax 311 380 288 296 102 71 219 980 392 Underlying consolidated profit 227 291 228 219 78 55 165 745 297 Underlying attributable profit 222 286 223 214 73 49 160 731 281 81

Portugal (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 216 213 214 213 202 197 193 643 592 Net fee income 98 99 96 98 101 90 94 292 285 Gains (losses) on financial transactions and other 44 42 22 21 47 30 25 108 102 Total income 357 354 331 332 350 317 312 1,043 979 Operating expenses (157) (154) (155) (156) (151) (145) (146) (467) (442) Net operating income 200 200 176 175 199 172 166 576 538 Net loan-loss provisions 13 (1) (0) (4) (80) (24) (47) 12 (152) Other gains (losses) and provisions (20) (13) 2 21 (21) (16) 1 (30) (36) Underlying profit before tax 193 186 178 192 98 132 120 557 350 Underlying consolidated profit 135 126 125 140 68 92 83 386 243 Underlying attributable profit 135 125 125 140 68 92 83 385 243 82

Poland (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 281 284 298 307 296 251 246 863 794 Net fee income 113 117 119 117 116 104 112 349 332 Gains (losses) on financial transactions and other (18) 39 24 34 (48) 23 35 46 10 Total income 377 440 442 459 365 377 394 1,258 1,136 Operating expenses (173) (176) (175) (169) (172) (143) (161) (524) (475) Net operating income 204 263 267 290 193 235 233 734 661 Net loan-loss provisions (43) (64) (59) (51) (95) (89) (65) (166) (249) Other gains (losses) and provisions (34) (34) (24) (34) (36) (40) (32) (92) (108) Underlying profit before tax 127 166 183 205 62 105 136 476 303 Underlying consolidated profit 89 130 139 153 32 74 100 358 206 Underlying attributable profit 61 89 95 104 23 51 68 245 142 83

Poland (PLN mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 1,209 1,216 1,288 1,317 1,279 1,134 1,095 3,713 3,508 Net fee income 488 499 514 504 503 467 498 1,502 1,468 Gains (losses) on financial transactions and other (76) 168 104 147 (206) 95 156 196 45 Total income 1,622 1,883 1,906 1,968 1,576 1,696 1,749 5,411 5,021 Operating expenses (745) (755) (754) (726) (742) (645) (714) (2,254) (2,100) Net operating income 877 1,128 1,152 1,242 834 1,051 1,036 3,157 2,921 Net loan-loss provisions (186) (272) (256) (217) (411) (399) (291) (714) (1,101) Other gains (losses) and provisions (145) (146) (106) (147) (155) (181) (141) (397) (478) Underlying profit before tax 546 710 791 878 268 470 603 2,046 1,342 Underlying consolidated profit 385 556 600 655 140 329 442 1,540 911 Underlying attributable profit 264 379 409 446 98 225 302 1,052 626 84

Other Europe (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 139 159 166 155 134 155 155 465 444 Net fee income 62 56 52 63 74 115 71 171 260 Gains (losses) on financial transactions and other 60 (7) (8) 68 (6) (23) 110 45 81 Total income 261 209 211 286 202 246 337 680 785 Operating expenses (200) (208) (205) (219) (216) (217) (214) (613) (647) Net operating income 61 0 5 66 (14) 29 123 67 138 Net loan-loss provisions (2) (16) (3) (23) (23) (29) 5 (21) (46) Other gains (losses) and provisions (7) (4) (7) 4 (4) (7) (4) (18) (16) Underlying profit before tax 52 (19) (5) 48 (41) (7) 124 28 77 Underlying consolidated profit 33 (21) (8) 27 (42) 18 86 5 63 Underlying attributable profit 32 (22) (8) 26 (42) 17 86 2 61 85

Other Europe (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 139 159 166 155 134 154 156 465 444 Net fee income 62 56 52 63 74 114 72 171 260 Gains (losses) on financial transactions and other 60 (7) (8) 67 (7) (23) 111 45 81 Total income 261 209 210 285 201 245 340 680 785 Operating expenses (200) (208) (205) (219) (215) (216) (216) (613) (647) Net operating income 61 0 5 66 (15) 29 124 67 138 Net loan-loss provisions (2) (16) (3) (23) (23) (29) 5 (21) (46) Other gains (losses) and provisions (7) (4) (7) 4 (4) (7) (4) (18) (16) Underlying profit before tax 53 (19) (5) 48 (41) (7) 125 28 77 Underlying consolidated profit 34 (21) (8) 26 (42) 18 87 5 63 Underlying attributable profit 32 (22) (8) 26 (42) 17 87 2 61 86

NORTH AMERICA (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 2,173 2,230 2,259 2,265 2,261 2,079 2,075 6,661 6,415 Net fee income 439 463 448 427 461 400 406 1,349 1,267 Gains (losses) on financial transactions and other 142 226 277 257 214 228 196 645 638 Total income 2,753 2,918 2,983 2,949 2,936 2,706 2,678 8,655 8,319 Operating expenses (1,172) (1,214) (1,267) (1,314) (1,224) (1,117) (1,097) (3,654) (3,438) Net operating income 1,581 1,705 1,716 1,634 1,712 1,589 1,581 5,002 4,882 Net loan-loss provisions (804) (793) (1,009) (1,050) (1,246) (1,123) (775) (2,606) (3,144) Other gains (losses) and provisions (64) (31) (79) (31) (14) (36) (24) (174) (74) Underlying profit before tax 713 881 628 554 452 430 781 2,222 1,664 Underlying consolidated profit 526 664 481 422 336 371 533 1,671 1,240 Underlying attributable profit 386 503 388 389 280 336 444 1,278 1,061 87

NORTH AMERICA (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 2,108 2,139 2,153 2,142 2,153 2,087 2,175 6,401 6,415 Net fee income 420 438 421 399 435 405 427 1,279 1,267 Gains (losses) on financial transactions and other 147 226 275 249 211 222 205 648 638 Total income 2,675 2,803 2,849 2,790 2,799 2,714 2,807 8,327 8,319 Operating expenses (1,140) (1,166) (1,211) (1,247) (1,167) (1,120) (1,150) (3,517) (3,438) Net operating income 1,536 1,636 1,638 1,543 1,632 1,593 1,657 4,810 4,882 Net loan-loss provisions (791) (767) (977) (1,011) (1,200) (1,116) (827) (2,534) (3,144) Other gains (losses) and provisions (64) (30) (78) (31) (13) (36) (26) (172) (74) Underlying profit before tax 682 840 583 500 419 441 804 2,104 1,664 Underlying consolidated profit 501 632 446 380 310 379 551 1,578 1,240 Underlying attributable profit 367 478 360 351 257 343 460 1,205 1,061 88

United States (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 1,407 1,453 1,460 1,449 1,462 1,429 1,406 4,320 4,297 Net fee income 234 244 238 230 250 215 218 716 682 Gains (losses) on financial transactions and other 174 222 278 215 217 157 206 674 580 Total income 1,815 1,920 1,977 1,894 1,929 1,801 1,830 5,711 5,559 Operating expenses (775) (805) (847) (869) (809) (776) (722) (2,427) (2,307) Net operating income 1,039 1,115 1,130 1,025 1,120 1,024 1,108 3,283 3,252 Net loan-loss provisions (611) (568) (786) (828) (972) (832) (572) (1,965) (2,376) Other gains (losses) and provisions (58) (26) (76) (39) (6) (30) (20) (161) (56) Underlying profit before tax 370 521 267 158 141 163 515 1,158 820 Underlying consolidated profit 260 383 196 109 99 170 333 838 602 Underlying attributable profit 181 284 154 98 60 151 259 619 470 89

United States (USD mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 1,598 1,633 1,623 1,604 1,612 1,573 1,644 4,854 4,829 Net fee income 266 275 264 255 275 237 255 805 767 Gains (losses) on financial transactions and other 197 250 310 238 239 173 240 758 652 Total income 2,061 2,158 2,198 2,096 2,126 1,983 2,139 6,416 6,248 Operating expenses (881) (905) (942) (963) (892) (855) (846) (2,727) (2,593) Net operating income 1,180 1,253 1,256 1,134 1,235 1,128 1,292 3,689 3,655 Net loan-loss provisions (694) (637) (876) (918) (1,072) (916) (683) (2,207) (2,671) Other gains (losses) and provisions (66) (29) (85) (43) (7) (33) (24) (180) (63) Underlying profit before tax 420 586 295 172 156 180 586 1,301 921 Underlying consolidated profit 295 431 216 118 109 188 381 942 677 Underlying attributable profit 206 319 170 107 66 166 296 696 529 90

Mexico (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 766 777 798 816 798 650 669 2,341 2,118 Net fee income 204 218 210 197 211 185 189 633 584 Gains (losses) on financial transactions and other (32) 4 (1) 42 (2) 70 (10) (29) 58 Total income 939 999 1,007 1,054 1,007 905 848 2,944 2,760 Operating expenses (397) (409) (420) (445) (415) (341) (375) (1,226) (1,130) Net operating income 542 590 586 609 592 565 473 1,718 1,629 Net loan-loss provisions (193) (225) (223) (222) (273) (291) (203) (642) (767) Other gains (losses) and provisions (6) (5) (3) 8 (8) (6) (4) (13) (18) Underlying profit before tax 343 360 361 395 311 267 266 1,064 844 Underlying consolidated profit 266 280 286 313 237 201 200 832 638 Underlying attributable profit 205 219 234 291 220 186 185 659 591 91

Mexico (MXN mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 16,703 16,694 17,231 17,393 17,484 16,706 17,310 50,628 51,500 Net fee income 4,455 4,695 4,535 4,188 4,617 4,719 4,868 13,684 14,203 Gains (losses) on financial transactions and other (687) 83 (31) 906 (51) 1,658 (194) (635) 1,413 Total income 20,471 21,471 21,735 22,487 22,049 23,083 21,984 63,676 67,117 Operating expenses (8,655) (8,786) (9,076) (9,501) (9,088) (8,749) (9,654) (26,517) (27,491) Net operating income 11,816 12,685 12,659 12,987 12,962 14,334 12,330 37,160 39,626 Net loan-loss provisions (4,211) (4,850) (4,813) (4,725) (5,985) (7,336) (5,339) (13,874) (18,660) Other gains (losses) and provisions (120) (105) (59) 175 (167) (166) (109) (284) (442) Underlying profit before tax 7,485 7,729 7,787 8,437 6,810 6,832 6,881 23,001 20,523 Underlying consolidated profit 5,804 6,028 6,167 6,682 5,191 5,149 5,170 17,999 15,511 Underlying attributable profit 4,472 4,713 5,059 6,219 4,814 4,761 4,786 14,243 14,361 92

SOUTH AMERICA (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 3,222 3,425 3,314 3,356 3,065 2,606 2,486 9,960 8,157 Net fee income 1,178 1,178 1,204 1,228 1,074 774 841 3,559 2,688 Gains (losses) on financial transactions and other 88 45 59 130 25 311 150 192 486 Total income 4,487 4,647 4,577 4,714 4,163 3,690 3,477 13,711 11,331 Operating expenses (1,645) (1,664) (1,586) (1,762) (1,486) (1,275) (1,238) (4,895) (3,998) Net operating income 2,842 2,984 2,991 2,953 2,677 2,416 2,240 8,817 7,333 Net loan-loss provisions (903) (956) (916) (1,015) (1,325) (1,110) (787) (2,775) (3,221) Other gains (losses) and provisions (154) (151) (193) (249) (142) (52) (70) (499) (264) Underlying profit before tax 1,785 1,876 1,882 1,688 1,211 1,254 1,382 5,543 3,847 Underlying consolidated profit 1,093 1,205 1,184 1,107 795 783 837 3,481 2,415 Underlying attributable profit 926 1,035 1,016 947 698 685 736 2,977 2,119 93

SOUTH AMERICA (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 2,441 2,651 2,710 2,797 2,700 2,693 2,764 7,802 8,157 Net fee income 878 901 986 1,017 939 814 935 2,765 2,688 Gains (losses) on financial transactions and other 72 48 53 111 24 300 162 173 486 Total income 3,390 3,600 3,748 3,924 3,663 3,808 3,860 10,739 11,331 Operating expenses (1,228) (1,272) (1,329) (1,472) (1,306) (1,315) (1,377) (3,828) (3,998) Net operating income 2,163 2,328 2,420 2,452 2,357 2,492 2,484 6,911 7,333 Net loan-loss provisions (679) (739) (746) (840) (1,164) (1,154) (903) (2,165) (3,221) Other gains (losses) and provisions (109) (119) (151) (199) (122) (60) (82) (379) (264) Underlying profit before tax 1,375 1,470 1,523 1,413 1,071 1,277 1,499 4,368 3,847 Underlying consolidated profit 849 947 962 930 706 798 910 2,758 2,415 Underlying attributable profit 716 809 824 793 618 698 803 2,349 2,119 94

Brazil (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 2,459 2,520 2,560 2,534 2,270 1,813 1,756 7,539 5,840 Net fee income 931 924 970 974 869 614 664 2,825 2,148 Gains (losses) on financial transactions and other 21 9 (7) 57 (3) 224 114 23 335 Total income 3,411 3,453 3,522 3,565 3,137 2,651 2,534 10,386 8,322 Operating expenses (1,125) (1,102) (1,137) (1,242) (1,004) (835) (805) (3,364) (2,644) Net operating income 2,286 2,351 2,385 2,323 2,133 1,816 1,729 7,022 5,677 Net loan-loss provisions (710) (761) (753) (813) (1,066) (843) (569) (2,223) (2,478) Other gains (losses) and provisions (167) (153) (178) (205) (127) (31) (68) (498) (226) Underlying profit before tax 1,409 1,438 1,454 1,305 940 942 1,092 4,301 2,973 Underlying consolidated profit 816 856 862 777 571 533 611 2,535 1,716 Underlying attributable profit 721 762 767 689 517 478 550 2,249 1,545 95

Brazil (BRL mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 10,516 11,095 11,272 11,534 11,100 10,725 11,066 32,883 32,891 Net fee income 3,980 4,070 4,271 4,429 4,250 3,679 4,167 12,321 12,096 Gains (losses) on financial transactions and other 91 41 (31) 254 (14) 1,196 703 101 1,885 Total income 14,587 15,206 15,511 16,216 15,336 15,600 15,935 45,304 46,871 Operating expenses (4,810) (4,857) (5,007) (5,636) (4,907) (4,922) (5,065) (14,674) (14,894) Net operating income 9,777 10,350 10,504 10,580 10,429 10,678 10,871 30,631 31,977 Net loan-loss provisions (3,037) (3,347) (3,314) (3,690) (5,214) (4,990) (3,752) (9,698) (13,957) Other gains (losses) and provisions (716) (673) (785) (928) (621) (226) (428) (2,174) (1,274) Underlying profit before tax 6,024 6,330 6,405 5,962 4,594 5,462 6,691 18,759 16,746 Underlying consolidated profit 3,491 3,769 3,795 3,546 2,794 3,111 3,760 11,055 9,665 Underlying attributable profit 3,082 3,353 3,376 3,147 2,526 2,792 3,386 9,811 8,704 96

Chile (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 440 500 462 464 448 425 420 1,402 1,293 Net fee income 103 97 102 102 92 74 74 302 240 Gains (losses) on financial transactions and other 56 59 82 71 12 85 38 197 136 Total income 600 656 646 638 553 584 532 1,901 1,669 Operating expenses (255) (269) (260) (246) (230) (228) (223) (785) (681) Net operating income 344 387 386 392 322 356 310 1,117 988 Net loan-loss provisions (102) (105) (106) (130) (163) (183) (154) (314) (500) Other gains (losses) and provisions 37 (1) 15 12 1 (2) 13 52 12 Underlying profit before tax 279 281 295 274 160 171 169 855 500 Underlying consolidated profit 219 237 234 229 138 129 125 690 393 Underlying attributable profit 148 163 162 157 97 86 86 473 269 97

Chile (CLP mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 333,439 383,545 363,195 386,260 397,015 384,057 383,394 1,080,180 1,164,466 Net fee income 78,010 74,473 80,052 85,052 81,770 67,170 67,421 232,535 216,362 Gains (losses) on financial transactions and other 42,713 45,387 63,719 58,999 10,853 76,629 35,003 151,819 122,484 Total income 454,162 503,405 506,966 530,311 489,638 527,855 485,818 1,464,533 1,503,312 Operating expenses (193,440) (206,641) (204,239) (205,576) (204,237) (205,998) (203,043) (604,321) (613,279) Net operating income 260,722 296,763 302,727 324,735 285,401 321,857 282,775 860,213 890,033 Net loan-loss provisions (77,584) (80,828) (83,231) (106,535) (144,587) (165,302) (140,381) (241,643) (450,270) Other gains (losses) and provisions 28,393 (417) 11,726 10,140 739 (1,905) 11,526 39,702 10,360 Underlying profit before tax 211,531 215,518 231,222 228,340 141,553 154,650 153,920 658,272 450,123 Underlying consolidated profit 165,949 182,169 183,336 190,253 122,619 116,749 114,468 531,454 353,837 Underlying attributable profit 112,355 125,176 126,756 130,587 86,013 77,918 78,454 364,287 242,385 98

Argentina (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 213 298 180 250 241 261 218 690 721 Net fee income 116 125 88 118 76 56 70 328 202 Gains (losses) on financial transactions and other 2 (33) (31) (8) 1 (8) (14) (62) (21) Total income 331 389 237 359 318 310 274 957 902 Operating expenses (202) (229) (122) (209) (186) (153) (152) (553) (491) Net operating income 129 161 115 150 132 157 122 404 411 Net loan-loss provisions (73) (70) (39) (53) (75) (57) (46) (182) (178) Other gains (losses) and provisions (22) 3 (28) (54) (14) (18) (17) (47) (48) Underlying profit before tax 34 94 47 43 44 82 59 174 185 Underlying consolidated profit 10 63 24 47 34 75 52 98 162 Underlying attributable profit 10 63 23 47 34 75 52 97 161 99

Argentina (ARS mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 10,117 14,548 18,638 19,924 16,991 22,846 24,646 43,303 64,484 Net fee income 5,486 6,131 8,976 9,403 5,327 5,132 7,611 20,593 18,070 Gains (losses) on financial transactions and other 102 (1,596) (2,372) (847) 89 (595) (1,349) (3,866) (1,855) Total income 15,704 19,083 25,243 28,480 22,407 27,384 30,908 60,030 80,699 Operating expenses (9,602) (11,210) (13,861) (16,583) (13,112) (13,756) (17,093) (34,673) (43,960) Net operating income 6,102 7,872 11,382 11,897 9,295 13,628 13,815 25,357 36,738 Net loan-loss provisions (3,441) (3,459) (4,538) (4,391) (5,266) (5,207) (5,417) (11,438) (15,890) Other gains (losses) and provisions (1,067) 131 (2,040) (3,831) (953) (1,546) (1,821) (2,976) (4,319) Underlying profit before tax 1,594 4,544 4,805 3,674 3,076 6,875 6,578 10,943 16,529 Underlying consolidated profit 497 3,056 2,574 3,636 2,421 6,276 5,807 6,126 14,504 Underlying attributable profit 490 3,043 2,519 3,600 2,405 6,234 5,759 6,053 14,399 100

Other South America (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 109 108 112 108 106 107 91 329 304 Net fee income 29 32 44 34 37 29 33 104 99 Gains (losses) on financial transactions and other 8 9 16 10 14 9 13 33 36 Total income 146 149 172 153 157 145 137 466 438 Operating expenses (63) (64) (67) (64) (66) (59) (57) (193) (182) Net operating income 83 85 105 88 91 86 80 273 257 Net loan-loss provisions (18) (20) (18) (20) (21) (27) (19) (55) (66) Other gains (losses) and provisions (2) (1) (2) (2) (2) (1) 1 (5) (1) Underlying profit before tax 63 64 86 66 68 59 62 214 189 Underlying consolidated profit 47 48 64 54 51 46 48 159 144 Underlying attributable profit 47 47 64 54 51 46 48 158 144 101

Other South America (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 90 93 97 98 99 107 98 280 304 Net fee income 24 27 38 31 34 29 35 89 99 Gains (losses) on financial transactions and other 7 8 14 9 13 10 13 29 36 Total income 121 128 150 138 146 146 146 399 438 Operating expenses (52) (55) (58) (58) (62) (59) (61) (164) (182) Net operating income 69 74 92 80 85 87 85 234 257 Net loan-loss provisions (15) (17) (15) (17) (19) (27) (20) (47) (66) Other gains (losses) and provisions (1) (1) (2) (2) (2) (1) 1 (4) (1) Underlying profit before tax 53 56 75 60 64 59 66 184 189 Underlying consolidated profit 39 41 56 49 47 46 51 137 144 Underlying attributable profit 39 41 56 49 47 46 51 135 144 102

SANTANDER GLOBAL PLATFORM primary segment (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 22 23 23 23 31 32 33 69 97 Net fee income 2 1 2 2 13 18 24 4 55 Gains (losses) on financial transactions and other (5) (4) (1) (7) 1 (6) (9) (11) (14) Total income 19 20 24 18 45 44 48 63 137 Operating expenses (41) (67) (60) (72) (71) (77) (114) (168) (262) Net operating income (22) (47) (36) (54) (26) (33) (66) (105) (125) Net loan-loss provisions (0) (0) (0) (0) (0) (1) (1) (1) (2) Other gains (losses) and provisions (1) (0) (1) (4) (1) (6) (1) (2) (8) Underlying profit before tax (23) (47) (37) (58) (27) (40) (68) (107) (135) Underlying consolidated profit (11) (40) (26) (43) (13) (28) (48) (77) (90) Underlying attributable profit (11) (40) (26) (43) (13) (28) (48) (77) (89) 103

CORPORATE CENTRE (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income (296) (304) (319) (333) (304) (354) (371) (919) (1,029) Net fee income (14) (13) (9) (15) (9) (6) (11) (35) (26) Gains (losses) on financial transactions and other (90) (106) (85) (34) 9 47 110 (281) 166 Total income (399) (423) (413) (381) (304) (313) (271) (1,236) (889) Operating expenses (97) (96) (90) (89) (85) (82) (82) (283) (248) Net operating income (497) (519) (504) (471) (389) (395) (353) (1,519) (1,137) Net loan-loss provisions (8) (5) (14) (10) (3) (8) (16) (26) (27) Other gains (losses) and provisions (55) (72) (61) (49) (20) (370) (12) (188) (403) Underlying profit before tax (559) (595) (579) (529) (413) (773) (381) (1,733) (1,567) Underlying consolidated profit (526) (592) (529) (458) (937) (188) (330) (1,647) (1,455) Underlying attributable profit (517) (592) (529) (459) (1,031) (94) (330) (1,637) (1,455) 104

RETAIL BANKING (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 8,083 8,323 8,227 8,229 7,885 7,141 7,148 24,633 22,173 Net fee income 2,178 2,134 2,108 2,141 2,024 1,495 1,671 6,420 5,189 Gains (losses) on financial transactions and other 150 201 485 339 63 224 407 836 694 Total income 10,412 10,658 10,819 10,710 9,972 8,859 9,226 31,889 28,056 Operating expenses (4,694) (4,747) (4,658) (4,827) (4,526) (4,084) (4,058) (14,099) (12,669) Net operating income 5,718 5,911 6,161 5,882 5,445 4,775 5,168 17,790 15,388 Net loan-loss provisions (2,143) (2,090) (2,428) (2,439) (3,889) (2,846) (2,463) (6,662) (9,198) Other gains (losses) and provisions (391) (397) (377) (454) (338) (218) (267) (1,164) (822) Underlying profit before tax 3,184 3,423 3,357 2,989 1,218 1,711 2,438 9,964 5,368 Underlying consolidated profit 2,119 2,377 2,286 2,122 802 1,175 1,571 6,783 3,548 Underlying attributable profit 1,763 2,000 1,958 1,858 634 982 1,322 5,722 2,938 105

RETAIL BANKING (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 7,293 7,517 7,564 7,564 7,428 7,242 7,503 22,375 22,173 Net fee income 1,927 1,900 1,927 1,948 1,895 1,535 1,759 5,755 5,189 Gains (losses) on financial transactions and other 196 245 495 345 87 205 402 936 694 Total income 9,416 9,663 9,987 9,857 9,410 8,982 9,664 29,066 28,056 Operating expenses (4,290) (4,352) (4,393) (4,492) (4,304) (4,133) (4,231) (13,035) (12,669) Net operating income 5,126 5,311 5,594 5,365 5,106 4,848 5,433 16,030 15,388 Net loan-loss provisions (1,902) (1,851) (2,217) (2,227) (3,675) (2,889) (2,634) (5,969) (9,198) Other gains (losses) and provisions (345) (364) (334) (404) (314) (228) (280) (1,043) (822) Underlying profit before tax 2,879 3,097 3,043 2,734 1,117 1,732 2,519 9,019 5,368 Underlying consolidated profit 1,944 2,170 2,093 1,954 738 1,188 1,622 6,208 3,548 Underlying attributable profit 1,618 1,824 1,793 1,711 576 994 1,368 5,235 2,938 106

CORPORATE & INVESTMENT BANKING (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 654 700 657 716 671 713 788 2,012 2,172 Net fee income 352 374 421 373 404 406 361 1,147 1,172 Gains (losses) on financial transactions and other 272 217 153 337 225 307 248 642 780 Total income 1,278 1,292 1,232 1,426 1,300 1,426 1,397 3,801 4,123 Operating expenses (561) (560) (552) (608) (536) (507) (496) (1,673) (1,539) Net operating income 717 731 679 818 764 919 901 2,128 2,584 Net loan-loss provisions (10) (45) 27 (128) (4) (245) (41) (27) (290) Other gains (losses) and provisions (22) (16) (21) (32) (15) (28) (20) (59) (63) Underlying profit before tax 686 670 685 658 745 646 839 2,042 2,230 Underlying consolidated profit 484 466 486 449 527 467 597 1,436 1,590 Underlying attributable profit 441 419 443 410 491 437 565 1,303 1,493 107

CORPORATE & INVESTMENT BANKING (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 583 624 621 664 631 718 823 1,828 2,172 Net fee income 320 340 388 349 384 411 377 1,048 1,172 Gains (losses) on financial transactions and other 228 188 145 314 205 305 269 561 780 Total income 1,131 1,152 1,154 1,327 1,219 1,435 1,469 3,437 4,123 Operating expenses (520) (521) (528) (578) (513) (511) (515) (1,569) (1,539) Net operating income 611 630 626 748 706 923 954 1,868 2,584 Net loan-loss provisions (9) (44) 21 (121) (4) (243) (43) (31) (290) Other gains (losses) and provisions (20) (15) (21) (30) (14) (28) (21) (56) (63) Underlying profit before tax 582 572 626 598 688 653 890 1,780 2,230 Underlying consolidated profit 412 398 446 408 487 471 632 1,256 1,590 Underlying attributable profit 377 358 409 374 455 440 598 1,145 1,493 108

WEALTH MANAGEMENT & INSURANCE (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 141 143 141 146 132 104 104 424 340 Net fee income 273 298 298 330 320 279 290 869 888 Gains (losses) on financial transactions and other 110 121 113 114 134 100 104 343 337 Total income 523 562 551 589 586 482 498 1,637 1,566 Operating expenses (242) (236) (234) (244) (244) (220) (215) (711) (679) Net operating income 282 327 318 345 342 263 283 926 888 Net loan-loss provisions 7 (1) (4) 21 (7) (5) (10) 2 (22) Other gains (losses) and provisions (3) (1) (3) (5) (1) (3) (4) (7) (8) Underlying profit before tax 285 325 310 361 334 255 269 920 858 Underlying consolidated profit 218 249 240 272 252 195 204 707 651 Underlying attributable profit 208 237 227 257 240 186 195 672 622 109

WEALTH MANAGEMENT & INSURANCE (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 132 134 138 139 127 104 109 404 340 Net fee income 257 280 283 311 309 281 299 821 888 Gains (losses) on financial transactions and other 100 110 103 103 127 102 108 312 337 Total income 489 524 524 553 563 487 516 1,537 1,566 Operating expenses (232) (225) (226) (234) (237) (221) (221) (683) (679) Net operating income 257 299 298 319 326 267 295 854 888 Net loan-loss provisions 7 (1) (4) 21 (7) (5) (10) 2 (22) Other gains (losses) and provisions (3) (1) (3) (5) (1) (3) (4) (7) (8) Underlying profit before tax 261 297 291 335 318 259 281 848 858 Underlying consolidated profit 199 227 224 251 239 198 214 651 651 Underlying attributable profit 190 217 213 238 229 189 204 621 622 110

SANTANDER GLOBAL PLATFORM secondary segment (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 100 92 100 83 103 112 104 292 318 Net fee income 142 139 137 132 115 109 111 417 335 Gains (losses) on financial transactions and other 30 32 40 34 43 29 23 102 94 Total income 271 263 277 249 260 250 238 811 748 Operating expenses (165) (191) (188) (202) (186) (183) (222) (543) (591) Net operating income 107 72 89 47 74 67 16 268 157 Net loan-loss provisions (18) (0) (16) (17) (5) (14) (5) (35) (24) Other gains (losses) and provisions (1) 0 (2) (2) 2 (6) (2) (3) (5) Underlying profit before tax 88 72 71 28 71 46 10 231 127 Underlying consolidated profit 63 41 46 13 52 28 5 150 85 Underlying attributable profit 52 33 36 6 43 20 (3) 121 61 111

SANTANDER GLOBAL PLATFORM secondary segment (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 9M'19 9M'20 Net interest income 87 82 90 77 97 113 109 258 318 Net fee income 116 115 121 117 106 111 118 352 335 Gains (losses) on financial transactions and other 27 29 38 33 42 29 23 95 94 Total income 230 226 249 227 244 253 251 705 748 Operating expenses (146) (174) (176) (190) (175) (180) (235) (496) (591) Net operating income 83 53 73 37 69 73 15 209 157 Net loan-loss provisions (17) 0 (16) (16) (5) (14) (5) (32) (24) Other gains (losses) and provisions (1) 0 (2) (3) 2 (6) (1) (3) (5) Underlying profit before tax 66 53 55 18 66 52 9 175 127 Underlying consolidated profit 49 30 37 8 49 33 3 115 85 Underlying attributable profit 40 21 28 1 41 24 (4) 90 61 112

Appendix Net capital gains and provisions Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 113

Glossary - Acronyms ❑ AFS: Available for sale ❑ LLPs: Loan-loss provisions ❑ RoRWA: Return on risk-weighted assets ❑ AuM: Assets under Management ❑ M/LT: Medium- and long-term ❑ RoTE: Return on tangible equity ❑ BFG: Deposit Guarantee Fund in Poland ❑ mn: million ❑ RWA: Risk-weighted assets ❑ bn: Billion ❑ MXN: Mexican Pesos ❑ SBNA: Santander Bank NA ❑ CET1: Common equity tier 1 ❑ n.a.: Not available ❑ SCF: Santander Consumer Finance ❑ C&I: Commercial and Industrial ❑ NII: Net interest income ❑ SC USA: Santander Consumer USA ❑ CIB: Corporate & Investment Bank ❑ NIM: Net interest margin ❑ SME: Small and Medium Enterprises ❑ COVID-19: Coronavirus Disease 19 ❑ n.m.: Not meaningful ❑ SRF: Single Resolution Fund ❑ DGF: Deposit guarantee fund ❑ NPL: Non-performing loans ❑ ST: Short term ❑ GDP: Gross domestic product ❑ PBT: Profit before tax ❑ SVR: Standard variable rate ❑ HQLA: High quality liquid asset ❑ P&L: Profit and loss ❑ TDR: Troubled debt restructuring ❑ FL: Fully-loaded ❑ PPP: Pre-provision profit ❑ TLAC: Total loss absorbing capacity ❑ FX: Foreign exchange ❑ QoQ: Quarter-on-Quarter ❑ TNAV: Tangible net asset value ❑ EPS: Earning per share ❑ RE: Real Estate ❑ UF: Unidad de fomento (Chile) ❑ ESG: Environmental, social and governance ❑ Repos: Repurchase agreements ❑ YoY: Year-on-Year ❑ LTV: Loan to Value ❑ ROF: Gains on financial transactions ❑ UX: User experience 114

Glossary - Definitions PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK ✓ NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non- performing balances of customer loans and advances, customer guarantees and contingent liabilities ✓ NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non- performing balances of customer loans and advances, customer guarantees and contingent liabilities ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 10 months from December to September. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 115

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    27 October 2020 By: /s/ José García Cantera Name:José García Cantera Title: Chief Financial Officer